CADILLAC VENTURES INC.

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

06017132

September 19, 2006

Exemption No. 82-2213

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SEP 26 2006

Attention: **Office of Applications and Report Services**

Blue Power Energy Corp.

SUPPL

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CADILLAC VENTURES INC.

Per: George A. Duguay

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

GAD/cd

Encl.

dw 9/27

CDS INC.
A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: C A D I L L A C V E N T U R E S I N C.

French:

Address: 360 BAY STREET, SUITE 500, TORONTO, ONTARIO, M5H 2V6	Telephone: 416-361-0737
	Contact Name: GEORGE A. DUGUAY

Transfer Agent	CUID ETSZ	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0930 EXT 235
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: CLARISSE KARANGWA

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[X] Special
[ ] General
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2006	10	12
Meeting Date	2006	11	13
Material Mail Date	2006	10	16

Payment for Publication [x] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

[1] # of publications at $93.00 per publication $: 93.00
Plus 6% GST $: 5.58
or 15% HST (*Nfld, NS, NB residents only*) $
Subtotal $: 98.58
Plus 7.5% QST (*Quebec residents only*) $
Total payment enclosed $: 98.58

CDS INC.'s QST Registration Number: 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 127527 1098	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay — [signature] — Sept. 19-2006

Title — Signature — Date

CDSX166 (02/03) front